Certain information in this document identified by brackets has been omitted because it is both not material and would be competitively harmful if publicly disclosed.

Exhibit 4.22

Investment Agreement

(Project No.: 202103CD-TH-018)

Between

Party A: Administrative Committee of Wuhan Economic and Technological Development Zone

And

Party B: Guangdong Xiaopeng Motors Technology Co., Ltd.

Wuhan Economic and Technological Development Zone

April 2021

Table of Contents

1. Project Brief

2. Project Support

3. Party A’s Commitments and Obligations

4. Party B’s Commitments and Obligations

5. Liability for Breach of Contract and Exemption Reasons

6. Confidentiality

7. Matters Not Covered

8. Dispute Resolution and Applicable Law

9. Entry into Force and Others

10. Exhibit

Investment Agreement

Party A: Administrative Committee of Wuhan Economic and Technological Development Zone

Domicile: No.88 Dongfeng Avenue, Wuhan Economic and Technological Development Zone, Wuhan

Party B: Guangdong Xiaopeng Motors Technology Co., Ltd.

Domicile: No.1, Yichuang Street, China-Singapore Guangzhou Knowledge City, Huangpu District, Guangzhou

In accordance with the relevant laws and regulations of the People’s Republic of China and the principles of equality, voluntariness, mutual benefit and common development, Party A and Party B, after full consultation, enter into the following agreement on Party B’s investment in the Economic Development Zone:

1.	Project Brief

1.1	Project name: Project of Xiaopeng Motors Wuhan Intelligent Networked Automobile Intelligent Manufacturing Base and R&D Center (hereinafter referred to as the “Project”).

1.2	Investor: Guangdong Xiaopeng Motors Technology Co., Ltd.

1.3	Project scale: The total investment in the Project is around [REDACTED], including around [REDACTED] in fixed assets [REDACTED] and around [REDACTED] in R&D and operation.

1.4

Project description: Guangdong Xiaopeng Motors Technology Co., Ltd., the investor, is a leading intelligent electric vehicle designer and manufacturer in China, and also a technology company integrating cutting-edge Internet and artificial intelligence innovation. Party B invests in the Project of Xiaopeng Motors Wuhan Intelligent Networked Automobile Intelligent Manufacturing Base and R&D Center, which has four process workshops, namely stamping, welding, painting and final assembly, an independent powertrain factory (including battery and motor) to undertake such functions as R&D and production of new energy passenger cars and key components, and an independent sales company. The products/main business are not within the scope of production/business prohibited and restricted by the national, provincial and municipal development and reform commissions. The production/operation process meets the national requirements for environmental protection, energy saving, emission reduction, and safe production. The planned production capacity of the vehicle base after reaching the designed production capacity is 100,000 vehicles, with an annual production capacity of 150,000 vehicles, and the annual output of the powertrain factory is over 100,000 sets.

1.5

Economic scale: The Project is expected to start before June 30, 2021, and put into production in July 2023, and meet the conditions of reaching the designed production capacity before the end of 2025. Party B undertakes to use reasonable efforts to achieve the following goals: in the third year after the formal production, the annual output value of the vehicle will be over [REDACTED], the annual output value of the powertrain will be over [REDACTED], and the accumulated tax within 6 years from the second year after the production will be no less than [REDACTED] (including the tax paid by the affiliates newly introduced into the jurisdiction of Party A through Xiaopeng Motors that do not enjoy the preferences of investment policy).

1.6

Company registration and operation period: Party B undertakes to incorporate an independent legal person project company producing automobile parts (hereinafter referred to as the “Project Company”) in Party A’s jurisdiction within one month after signing this Agreement, and apply for vehicle production qualification with the Project Company. The paid-in registered capital of the Project Company will be no less than [REDACTED] and will be paid within five years. Party B also undertakes to set up a powertrain factory with independent legal person qualification within three months after the Project starts and set up a sales company with independent legal person qualification within six months after the Project starts. At the same time, Party B undertakes to set up the Central China R&D Center in Party A’s jurisdiction within 6 years after signing the Agreement with Party A providing the site and talent policy. All statistical indicators of the Project Company and related companies and institutions established shall be included in Party A’s statistical scope and pay various operating taxes according to law. The actual registered operation period of the Project Company and related companies and institutions established in Party A jurisdiction shall not be shorter than 20 years.

1.7

Project location: The Project is planned to be located in the General Aviation and Satellite Industrial Park and related parks in Wuhan Economic and Technological Development Zone, with an area of about 1,100 mu (including powertrain factory, the specific area is subject to the State-Owned Construction Land Use Right Grant Contract). Party A shall be responsible for signing the Agreement before the expected commencement date and legally transferring the project land to Party B’s Project Company.

1.8

Project construction scale: The total building area of four process workshops, namely stamping, welding, painting and final assembly, is about 210,000 m2; powertrain factory (including battery and motor) about 60,000 m2; the comprehensive office building about 20,000 m2; and other auxiliary and supporting facilities about 60,000 m2.

2.	Project Support

Party A agrees to provide Party B and Party B’s Project Company with all-round support in terms of funds, market, policies, talents, taxes and qualifications.

3.	Party A’s Commitments and Obligations

3.1	Service for the establishment of the Project Company

Party A shall set up a special service team for the Project to actively coordinate the submission for approval and filing with, examination and approval by various competent departments, and list the Project as a provincial key project.

Party A shall, in accordance with Chinese laws, regulations and policies, provide “one-stop” service for Party B’s establishment of the Project Company. After Party B provides the project application materials that meet the requirements of relevant functional departments, Party A actively assists Party B and Party B’s Project Company to handle the administrative examination and approval procedures related to project construction, such as environmental assessment, project establishment, industrial and commercial registration, planning, construction application, bidding and completion acceptance, and the relevant expenses shall be paid by Party B.

3.2	Guarantee of operation right

In accordance with the relevant national and local laws, regulations and policies of China, Party A warrants that it will not impose any illegal interference on the independent construction and operation of the Project.

3.3	Preferential policy commitment

Party A undertakes to actively help the enterprises to apply for relevant national and local preferential policies according to procedures under the condition of meeting relevant regulations. Except as otherwise provided by laws, administrative regulations, local regulations and the State Council and the Ministry of Finance, administrative fees of Party B’s Project Company in the Economic Development Zone will be exempted.

3.4	Others

Party A has the right to supervise the special support funds according to the national regulations, and exercise comprehensive governance and the management of safe and civilized production in conjunction with relevant departments according to law.

4.	Party B’s Commitments and Obligations

4.1	Balance of support and contribution

Within ten years from the date when the Project is put into production, the part retained in the municipality and district of the taxes actually paid by Party B’s Project Company, powertrain factory, R&D Center and sales company registered in Party A’s jurisdiction and the enterprises controlled by Party B that have not signed the investment promotion agreement with Party A must be greater than or equal to the municipal and district financial funds, including the interest subsidy support in Article 2.1, fixed assets investment award in Article 2.2, market support in Article 2.4.2, talent support in Article 2.5, tax incentives in Article 2.6 and fund cost of R&D support in Article 2.3 actually obtained by Party B and the Project Company from Party A. If the above conditions are not met after the expiration of ten years and the parties fail to negotiate to extend the calculation period, Party B shall bear the obligation of making up the difference in cash, and such obligation of making up the difference shall be fulfilled within the first quarter after the settlement and payment of the annual income tax regarding the tenth year after the Project is put into production by Party B’s Project Company. The retained part of the tax paid by Party B’s Project Company in the municipality and district and the local support funds and fund cost obtained shall be subject to the amount issued by the corresponding municipal and district functional departments and platform companies.

4.2	Project planning

Party B shall strictly abide by the relevant provisions of Party A’s planning, conduct relevant demonstration, evaluation and design of the Project, and go through relevant procedures for approval and construction according to the basic construction procedures and requirements.

4.3	Project investment, construction and operation

4.3.1

Party B undertakes to fulfill the obligations of investment, construction and operation of the Project as agreed in Article 1, pay taxes and conduct statistical declaration of scale enterprises in the Economic Development Zone based on the production and operation taxes and data of the Project, and ensure that Party A’s subsidies, awards and other supporting funds hereunder shall be used exclusively and subject to supervision. If Party B violates or does not comply with any relevant provisions of laws, regulations and policies due to any of its own act or omission, any legal liability and loss of rights and interests caused thereby shall be borne by Party B.

4.3.2

Without the written consent of Party A, Party B shall not transfer the above-ground buildings (structures) and other attachments on the project land to others before reaching the annual output value specified in Article 1.5 and paying various taxes in the Economic Development Zone, except for the independent legal person companies registered in Party A’s jurisdiction, affiliates conducting statistical declaration of scale enterprises in the jurisdiction and upstream and downstream suppliers. Party B may lease the above-ground buildings (structures) and other attachments on the project land, and for those exceeding 5,000 square meters, Party A’s written approval shall be obtained.

4.4	Information submission and others

After the Project is put into operation, the Project Company shall timely submit relevant statistical information on production and operation to relevant government departments and relevant departments of the Economic Development Zone in accordance with relevant regulations.

When the construction and production of Party B’s Project involves fixed assets investment, paid-in investment, retail sales of social consumer goods, foreign trade import and export and other related data and business, Party B’s Project Company shall timely submit relevant data to relevant departments in accordance with laws and regulations, and shall not conceal or refuse to report. Project Companies suspected of concealing or refusing to report may not apply for the awards at the province, municipality or district level related to paid-in investment, retail sales of social consumer goods, and foreign trade import and export; if the Project Company still conceals or refuses to report after reminding, coordination and on-site service by Party A, Party A shall have the right to stop the support funds provided to Party B and/or the Project Company as agreed in this Agreement, and request Party B and/or the Project Company to return to Party A or the financial and taxation authorities designated by Party A all or part of the support funds that have been provided.

4.4.1	Declaration of fixed assets

If the Project involves investment in fixed assets, the Project Company directly invested by Party B shall timely submit the data of investment in fixed assets to the district statistics department according to laws and regulations.

4.4.2	Declaration of retail sales of social consumer goods

If the main business of Party B’s independent legal person sales company involves one or more items of wholesale and retail, the company shall include the related wholesale and retail businesses in the first three items of business license, and include its sales data in the business statistics of Party A’s statistical department.

4.5	Project change

After this Agreement comes into effect, Party B or the Project Company shall not transfer, divide and transfer, or transfer in disguise the land use right of the Project or change the construction content of the Project without authorization. If it is really necessary to transfer or make change, the written consent of Party A must be obtained in advance.

5.	Liability for Breach of Contract and Exemption Reasons

5.1	Liability for breach of contract

5.1.1

If Party B fails to complete the annual output value and payment of various annual taxes on schedule after it goes into production as scheduled in this Agreement, Party A shall have the right to rescind this Agreement and require Party B to return the support funds and awards obtained according to the unfinished proportion.

5.1.2

If Party A fails to provide financial support to Party B or Party B’s Project Company for 3 or more months according to the time limit or amount stipulated in this Agreement, and fails to provide it within 30 days after Party B’s reminder, Party B shall have the right to rescind this Agreement and ask Party A to bear corresponding liabilities.

If either party makes false statements, commitments or warranties during the execution of this Agreement, or fails to fulfill the contractual obligations or fails to fulfill the contractual obligations as stipulated after this Agreement comes into effect, it shall bear the liability for breach of contract such as continuing to fulfill the contractual obligations, taking remedial measures or compensating for losses. If otherwise provided in this Agreement, the other provisions shall prevail.

5.2	Exemption reasons

If either party fails to perform, partially performs or delays in performing this Agreement due to force majeure, it may be partially or totally exempted from liabilities or delay in performing the main obligations referred to in relevant clauses of this Agreement, subject to the influence degree of force majeure, but the party affected by force majeure shall notify the other party in time and take all necessary remedial measures to reduce losses.

6.	Confidentiality

Both parties shall keep this Agreement, all matters hereunder and all documents and information provided by both parties (including paper documents, digital documents and information obtained otherwise) properly and keep them strictly confidential.

If one party is required by applicable laws and regulations, judicial decisions or the provisions of the stock exchange to disclose the content of this Agreement, it shall not be deemed to constitute breach of confidentiality obligations.

7.	Matters Not Covered

For matters not covered in this Agreement, Party A and Party B may sign a separate written supplementary agreement through friendly consultation. The supplementary agreement has the same legal effect as this Agreement; in case of conflict between the supplementary agreement and this Agreement, the supplementary agreement shall prevail.

8.	Dispute Resolution and Applicable Law

8.1

Any dispute arising from or in connection with this Agreement shall be settled first through friendly consultation between Party A and Party B. If consultation fails, the dispute may be submitted to China International Economic and Trade Arbitration Commission for arbitration.

8.2	The resolution of all disputes related to this Agreement shall be governed by the applicable laws and regulations of the People’s Republic of China.

9.	Entry into Force and Others

This Agreement shall come into force after being signed and sealed by the legal representatives or authorized representatives of both parties.

The rights and obligations of Party B in this Agreement are applicable to the Project Company established by Party B in accordance with this Agreement.

This Agreement is made in six copies, with Party A holding four copies and Party B holding two copies, all of which have the same legal effect.

10.	Exhibit

The following document shall form part of this Agreement as Exhibit to this Agreement:

Exhibit: Definitions

(The signature page of the Agreement follows)

Party A: Administrative Committee of Wuhan Economic and Technological Development Zone		Party B: Guangdong Xiaopeng Motors Technology Co., Ltd.

Legal Representative/Authorized Representative: /s/ Shibao Liu		Legal Representative/Authorized Representative: /s/ Bin Xiao

Date:	April 8, 2021	Date:	April 8, 2021

Exhibit

Definitions

The following terms in this Agreement shall have the following definitions and interpretations:

1.	This Agreement is applicable to investment projects in Economic Development Zone (Hannan District) and its co-construction area.

2.	The headings are for convenience only and do not affect the interpretation of the contents.

3.	“Administrative Committee” refers to the Administrative Committee of Wuhan Economic and Technological Development Zone.

4.	“Economic Development Zone” refers to Wuhan Economic and Technological Development Zone (Hannan District).

5.

“Project Company” refers to an independent accounting enterprise with legal person status established and operated by Party B in the Economic Development Zone of Party A for the performance of this Agreement.

6.	“Project Land” refers to the land in Party A’s area referred to in Article 2 of this Agreement.

7.

“Put into Production” or “Production” means that the Project Company goes through the confirmation procedures in the relevant parks and receives the confirmation notice of the Project being put into Production.

8.	“Reaching Production Capacity” refers to reaching the designed production capacity.

9.	“Output Intensity” refers to the total output value of Party B’s Project on Party A’s land per unit area.

10.	“Tax Intensity” refers to the total amount of tax paid by Party B’s Project on Party A’s land per unit area.

11.	“Taxes” refers to all taxes paid to the municipality and district, excluding taxes collected by customs for import and export.

12.	“Above”, “More”, “Below” and “Within”, unless otherwise specified, all include the number.

13.

“Force Majeure” refers to the objective conditions unforeseeable, inevitable and insurmountable at the execution of this Agreement, including but not limited to earthquake, typhoon, flood, fire, war, terrorist act, serious economic crisis, epidemic disease and similar events.